Exhibit 99.7

Lei Xue, P.Geo.

Silvercorp Metals Inc

Suite 1750 – 1066 West Hastings Street,

Vancouver, BC, V6E 3X1 Canada

CONSENT of QUALIFIED PERSON

I, Lei Xue, consent to the public filing of the technical report titled “NI 43-101 Technical Report and Updated Mineral Resource Estimate for the Tulkubash and Kyzyltash Chaarat Gold Project, Republic of Kyrgyzstan” dated February 26, 2026 (the “Technical Report”) by Silvercorp Metals Inc. (the “Issuer”).

I also consent to the use of extracts from, or a summary of, the Technical Report in the March 6, 2026 news release of the Issuer (the “News Release”) that supports the Technical Report.

I certify that I have read the March 6, 2026 News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 6th day of March, 2026.

Original signed by
Lei Xue, P.Geo.